Via Facsimile and U.S. Mail
Mail Stop 6010


February 2, 2006


Mr. George Aronson
Chief Financial Officer
Intermpharm Holdings, Inc.
75 Adams Avenue
Happauge, NY 11788

Re:	Interpharm Holdings, Inc.
	Form 10-K for Fiscal Year Ended June 30, 2005
	Filed September 28, 2005
	File No.  001-15981

Dear Mr. Aronson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources

Our Obligations, page 33

1. We note that your relationship with Tris could result in you paying an aggregate amount of $7,500,000 to them. Please tell us why
you did not include this obligation in the table.    In addition,
provide us in disclosure-type format clarification as to whether Tris receives any amount if they do not develop and deliver the maximum required pharmaceutical products.

Critical Accounting Policies, page 42

2. We believe that your disclosure related to estimates that reduce gross revenue such as product returns and customer allowances could be improved. Please provide us, in disclosure-type format, the following:

a. The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c. To the extent that information you consider in b) is quantifiable, both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. A roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance
f. A results of operations discussion of the amount of and reason for the period to period fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Report of Independent Registered Public Accounting Firm, page F-1

3. Since the report filed does not contain a typed signature of Marcum & Kliegman LLP please confirm that they provided a manually signed report that is the same as the one included in your filing and that you have retained it for your records.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

New Accounting Pronouncements, page F-16

4. We refer to your discussion regarding FSP FIN 46(R)-5, where you state that you do not believe that the Sutaria Realty Family Trust is a VIE that needs to be consolidated. Please tell us your consideration of paragraph 17 of FIN46(R), and please also tell us who is most closely associated with the variable interest entity and how you determined who is most closely associated with the variable interest entity.


*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. George Aronson
Interpharm Holdings, Inc.
February 2, 2006
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